EXHIBIT 99.1

Xenova Licenses DISC-HSV and DISC-GM-CSF Vector Technologies to Oxxon

SLOUGH, U.K., Jan. 13, 2005 (PRIMEZONE) -- Xenova Group plc (Nasdaq:XNVA) (LSE:XEN) today announced it has signed an exclusive licensing agreement with Oxxon Therapeutics Ltd (Oxxon) potentially worth up to 44 million ($83 million*) in up-front and milestone payments, in addition to royalties on product sales.

The agreement provides Oxxon with the right to use the DISC-HSV Vector (Disabled Infectious Single Cycle -- Herpes Simplex Virus) in a number of specified indications in the areas of oncology and infectious diseases. Oxxon also has the option to further, as yet unspecified, indications subject to payment of additional fees. The agreement includes global development, manufacturing and marketing rights to DISC-GM-CSF, an oncology product developed using the DISC-HSV Vector platform which has successfully completed a Phase I dose-escalating safety study. Xenova retains the rights to the DISC-PRO vaccine programme for the prophylaxis of herpes virus diseases.

Oxxon will pay Xenova an upfront fee spread over 24 months and milestone payments on the first four products to complete commercialisation, potentially worth up to 44 million ($83 million). Royalties will be paid on future sales of all products derived from the DISC-HSV Vector platform.

David Oxlade, Chief Executive Officer of Xenova said: "This new license is in line with Xenova's strategy of focusing on its prioritised products and maximising the value of other assets in the pipeline through out-licensing. Xenova's DISC-HSV Vector platform provides an excellent strategic fit with Oxxon's proprietary Heterologous PrimeBoost system and enables this promising technology to be actively progressed with appropriate resources and expertise."

Notes to Editors

DISC-HSV Vector Platform

The DISC-HSV (Disabled Infectious Single Cycle -- Herpes Simplex Virus) Vector platform was designed for the safe delivery of heterologous genes to the immune system in order to stimulate a comprehensive range of immunological responses, including helper and cytotoxic T cell responses. The virus is genetically inactivated through the deletion of a single gene from the genome that is essential for the reproduction of the virus.

The DISC-HSV vector has a number of features, which may offer significant advantages over alternative vector systems. These include the ability to target cell types for which other vectors have proved unsatisfactory and the capacity to carry and deliver large amounts of foreign DNA.

In addition, they combine the immunological advantages of conventional live virus vaccines with the safety normally associated with chemically inactivated or subunit vaccines. DISC-HSV Vectors also have potential for generation of effective immune responses after direct administration to mucosal surfaces, which may be an important element of protection against pathogens that enter the body at those sites.

These characteristics, coupled with the inability of the DISC-HSV Vector to replicate within the body and its excellent safety profile, demonstrated in extensive pre-clinical and clinical trials of DISC-HSV as a vaccine, indicate that the DISC-HSV Vector has considerable potential for the development of a number of new product opportunities.

DISC-GM-CSF

DISC-GM-CSF (Granulocyte Macrophage Colony Stimulating Factor) is an immunotherapy product that uses the DISC-HSV Vector to deliver the GM-CSF gene to tumour cells. GM-CSF is a cytokine and a potent stimulator of immune responses. DISC-GM-CSF has broad potential for use across a wide range of solid tumour types.

In pre-clinical studies, DISC-GM-CSF was shown to be effective in models of breast, renal and colorectal cancer. The product was capable of inducing regression when injected directly into these tumours in vivo, and this regression was mediated by the induction of an anti-tumour immune response.

DISC-GM-CSF successfully completed a Phase I dose-escalating safety study at three centres in the U.K., in patients with metastatic melanoma. DISC-GM-CSF was found to be well tolerated, with no serious adverse events reported. Following injection it was not possible to retrieve DISC-GM-CSF from either the injection site or from the patients' serum, showing that the DISC Vector was localised and had not spread beyond the required therapeutic area.

Xenova Group plc is a U.K.-based biopharmaceutical company focused on the development of novel drugs to treat cancer and addiction with a secondary focus in immunotherapy. The Company has a broad pipeline of products in clinical development, including three cancer programmes: its lead product TransMID(tm), for the treatment of high-grade glioma, is in Phase III trials, and its novel DNA targeting agents and XR303 are both in Phase I for cancer indications. Xenova is also developing two therapeutic vaccines for cocaine and nicotine addiction, which are in Phase II and Phase I trials respectively. Quoted on the London Stock Exchange (XEN) and on NASDAQ (XNVA), Xenova employs approximately 75 people throughout its sites in the UK and North America. (Reuters XEN.L; Bloomberg XEN LN) For further information about Xenova and its products please visit the Xenova website at www.xenova.co.uk.

Oxxon Therapeutics is a mid-stage biotechnology company developing a portfolio of immunotherapeutics for infectious disease and cancer based on its proprietary Heterologous PrimeBoost approach. Founded in 1999 as a spin out from the University of Oxford, Oxxon has already advanced its products for the treatment of melanoma and hepatitis B to Phase II clinical trials, and has a number of pre-clinical products in development on its own or through collaborations. For further information about Oxxon please visit www.oxti.com.

For Xenova: Disclaimer to take advantage of the "Safe Harbor" provisions of the US Private Securities Litigation Reform Act of 1995. This press release contains "forward-looking statements," including statements about development and commercialization of products. Various risks may cause Xenova's actual results to differ materially from those expressed or implied by the forward looking statements, including: our dependence upon strategic alliance partners to develop and commercialize products and services. For a further list and description of the risks and uncertainties we face, see the reports we have filed with the Securities and Exchange Commission. We disclaim any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

-- U.S. Dollar amounts have been translated at a rate of 1.00:$1.88 purely for information

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CONTACT:  Xenova Group plc
          David A Oxlade, Chief Executive Officer
          Daniel Abrams, Finance Director
          Veronica Cefis Sellar, Head of Corporate Communications
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          U.K. -- Financial Dynamics
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